U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

SALON CITY, INC.
 (Name of small business issuer in its Charter)

Nevada	20-2107795
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

909 North Palm Avenue
Suite 311
West Hollywood, CA. 90069
(Address of principal executive offices)

Issuer's telephone number, including area code:
(310) 358-9017

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                          Name of each exchange on
to be so registered                          which each class is to be
                                                   registered

None.                                                 N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
Preferred Stock, $.001 par value

(Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

Introduction to Salon City

Salon City Inc., headquartered in Los Angeles, California, publishes Salon City magazine, where Life is Beautiful(SM). It is distributed nationally by Time/Warner Retail, a Time Warner Company, and by Kable Distribution Services, an AmRep company, internationally.  As an emerging media company for beauty entertainment and a lifestyle brand for future products and services, we want to appeal to a global audience of consumers who want to be empowered to lead a healthier, more positive lifestyle.

Salon City, Inc. was incorporated in Nevada on January 4, 2005.  Salon City, Inc. (“we,” “us,” "Salon City" or "SC") represents the formal incorporation of a 10-year-old media, entertainment and distribution sole proprietorship. From our inception in 1997, known then as Salon City Press Club, we have published print and online media, most notably through our trade publication Salon City Star magazine, which was redesigned in 2007 and became Salon City magazine, a consumer publication, which currently generates most of the company’s revenues through print advertising sales, retail newsstand sales and subscriptions.

Prior to preparing to take the company public, a smaller percentage of revenues had been generated from event sales, publicity memberships and special corporate sponsorships. These revenues have been reduced by a planned delay of programs in 2006-2007 so we could focus our time and resources on becoming publicly traded. We intend to reintroduce and expand our delayed programs to build revenues from these areas in the next five years.

Profits have been impacted by two planned expense sectors: debt servicing and the initial legal, accounting and administrative costs of taking the company public.  Additional planned expenses have been incurred for the expansion of the magazine and potential new revenue-producing products.

Revenue

Revenue patterns are still evolving. Total revenues recorded for the year ended December 31, 2006 were $404,681.  We recorded revenues of $182,302 and $411,266 for the three and nine months ended September 30, 2007, respectively, which represents approximately a 0% and 10% increase, respectively, over same periods in 2006.  Higher ad page rates, sponsorships and newsstand sales contributed to the increase of our current first, second and third quarter 2007 results. However, it will be months before the company starts seeing predictable results from its expanding media initiatives and investment spending in 2007.

Net Loss

Planned expenses were incurred in 2006.  We had a net loss of $2,533,681 for the year ended December 31, 2006. The net loss in this period was due primarily to selling, general and administrative expenses, which included a larger than normal issuance of common stock for services associated with going public.  Our net cash flows provided by (used in) operating activities were $(188,447).

We had net income (loss) of $(370,743) and $(597,981) for the three and nine months ended September 30, 2007, respectively. The net income (loss) in these periods was due primarily to operational expenses, which were $372,613 and $515,451 for the three and nine months ended September 30, 2007, respectively.

How Salon City Started

We originally launched operations in the fall of 1997 as Salon City Press Club, which provided publicity and public relations services to salons and individuals. In 2000, we began producing the SunFun Media Artist Group (MAG) Conference (a summer networking and educational conference held in Las Vegas).

We license the Salon City registered trademark from SC Communications, a sole proprietorship owned by current management. A copy of the license agreement is included as Exhibit 10.7 to our amendment to Form 10-SB filed on September 11, 2007.  In addition, SC Communications is pursuing registrations of the following intellectual property in the form of names: Beautymaker, Celebeauty, SunFun, Media Artist Group, Salon City Press Club and Salon City Network.  Currently there are no licenses agreements in place for these names; however, once the registrations are acquired, SC Communications and Salon City, Inc. intend to negotiate licensing arrangements for the use of these names at prevailing market rates.

In 2001, we began publishing Salon City Star magazine – a professional trade/consumer magazine for salons, spas, and their clients. From 2001-2006, Salon City Star was sold on selected newsstands in Southern California and New York City, mailed to high-grossing salons and nationally offered at no charge to salons by our informal network of independent beauty distributors, known as Salon City Distribution Partners.

Our distribution partners will be recruited and selected to be exclusively licensed to represent Salon City in their markets. Outside of any relationship with Salon City, they currently sell professional beauty products to an aggregate domestic market of up to 250,000 salons and spas. The professional salon industry has annual revenues exceeding $150 billion dollars in services and retail. To increase our exposure and involvement in this market, we intend to use our media affiliations and products to position the Salon City brand to professional beautymakers.

By building our name among consumers, including professional beautymakers and their clients, and inviting distributors and members to join our network, we plan to grow Salon City’s brand globally and to also assist independent artists, salons and distributors to gain more media exposure, clients, market share, sales growth and wealth producing opportunities. We are also setting the stage to help promote their people, products and programs, some of which will be planned Salon City products and services.

To reach consumers, many of whom are the end-users for salons and spas, we entered into a three year agreement on November 24, 2006 with Time/Warner Retail to have them distribute Salon City magazine to thousands of bookstores and newsstands in America and Canada. And on February 15, 2007 we also entered in to a three year agreement with Kable Distribution Services to distribute Salon City magazine internationally. The magazine is currently sold in approximately 4800 bookstores and newsstands throughout the USA and Canada, and in additional locations internationally in over 30 countries, including, but not limited to, Australia, Dubai, Germany, Hong Kong, Italy, Mexico, New Zealand, Singapore and the United Kingdom.

In March 2007, the company re-positioned the six-year old professional trade publication (Salon City Star) to the new web site, and then launched the first edition of the 100% consumer-focused publication, Salon City. Until spring 2008, the company will still be in the yearlong rollout stages of establishing the magazine’s presence in retail stores. We are also establishing our revenue goals based on projected frequency, circulation, distribution points, advertisers and sales.  With a ‘consumer only’ magazine, our business-to-business ("B2B") revenue was reduced from 2005-2006. Beginning in 2008, the company intends to gain back its ‘professional’ revenue—and even more—set the stage to develop new business in this sector.

Distribution Agreements

Our recent distribution agreements with Time/Warner Retail and Kable Distribution Services should provide an attractive platform for the distribution of Salon City magazine in the U.S.A, Canada and internationally.   We have a distribution agreement with Time/Warner Retail Sales & Marketing, Inc., dated November 24, 2006, for a term of three years with three automatic three year extensions (which are terminable on notice) to provide distribution services for our magazine.  In the agreement, Time/Warner Retail agrees to provide both wholesale and retail distribution of our magazine in exchange for compensation based on the number of magazines sold.  In addition, Time/Warner Retail agrees to bill and collect all payments from our customers and to remit payments to us.  The distribution territory is defined as the USA, the Commonwealth of Puerto Rico, Canada and foreign and domestic U.S. military bases*.

We have a Distribution Agreement with Kable Distribution Services, Inc. dated February 15, 2007, pursuant to which Kable has the sole and exclusive right to purchase from us and to resell and distribute throughout a territory our magazine.  The territory is defined as Puerto Rico, U.S. military bases overseas and all accounts outside the USA and Canada.  The Agreement is for a term of three years and it is automatically continued for successive terms of three years (which are terminable on notice).  Kable contemplates distributing our magazine eight times per year at a cover price of $3.99.  We agree to pay all transportation costs, among other things, relating to the shipment of each issue to Kable’s sales outlets. Kable agrees to pay us based on the number of magazines sold.

In both of the agreements discussed above, Salon City retains the right to sell copies of its publications to individual and group subscribers at subscription prices.

*
Time/Warner Retail originally was to have the rights to distribute our magazine internationally, including Puerto Rico and foreign U.S. military bases; however, they were unable to acquire a company for international distribution so they voluntarily released their rights, allowing us to seek another international distributor. Time/Warner Retail chose not to amend our agreement with regard to the two specific areas.  Both companies are aware that there are two overlapping territories and neither company objects.

License Agreement

On September 7, 2007, we entered into a License Agreement (the “Agreement”) with SC Communications for the use of the “Salon City” mark and name in connection with our business.  In the Agreement, SC Communications, as the owner of the trademark and service mark “Salon City,” granted us a non-exclusive, non-transferable license to use the mark “Salon City” as our corporate name and in connection with publications, award shows, beauty salons, beauty relating industrial promotions and beauty related products, in return for consideration of three percent (3%) of our annual revenues but not less than a minimum of $15,000 a year.  The initial term of the Agreement is for two years and is renewable annually thereafter upon notice of renewal by SC Communications to us during December prior to the next year term of the license.  The Agreement may be terminated by us with written notice to SC Communications at least thirty (30) days prior to the anniversary date of the Agreement. SC Communications has the right to terminate the Agreement for cause upon thirty (30) days written notice to us.

Marketing Concepts and Positioning for Salon City

Salon City's concept arises from our core mission to offer the public positively oriented news and products that relate to a consumer’s desire to live a life of health and wellness. We intend to organize a consumer membership consisting of salons, spas and clients–what we call the “Salon City Society”–as it grows and emerges in the world of beauty, entertainment and lifestyle branding. We are in the process of building a globally respected brand associated with a positive, balanced lifestyle and vision for both the public and the beauty industry. While our redesigned consumer publication, Salon City magazine, has generated most of our revenues in 2007, other initiatives, including our new web shows, online entertainment and publication, will be unfolding in 2008 and 2009. We believe our expanded media and product platform will add to our overall revenues.

Existing Salon City Media Products

Publishing

Salon City Magazine (redesigned in 2007 and currently in its first year rollout stage)

After six years as a trade publication, Salon City Star magazine was renamed, redesigned and relaunched on February 27, 2007. Our Hollywood-based magazine, Salon City, is now 100% consumer focused. Salon City is currently sold through thousands of national retailers like Hudson News, Barnes & Noble, Borders, Target, Kmart, Rite Aid and major grocery and drug chains throughout the USA and Canada, and in additional locations internationally in over 30 countries, including, but not limited to, Australia, Dubai, Germany, Hong Kong, Italy, Mexico, New Zealand, Singapore and the United Kingdom. Salon City features news from celebrities, everyday people and world beautymakers in music, art, literature and politics. Beauty entertainment and lifestyle news is the focus. Salon City, currently in its 2007-2008 rollout stages, has an introductory circulation of approximately 75,000 copies per issue and a frequency of eight times per year, resulting in a total annual circulation of 600,000.  Over the next five years the magazine is being strategically positioned to become a high sales volume publication with circulation in excess of 750,000 copies per issue.

Online Entertainment

Saloncity.com (currently being revamped for expanded programming)

The magazine’s revenues will also be enhanced beginning in 2008 with a digital edition, which can be purchased on our internet site, www.saloncity.com. Additional media products are being planned to be sold on the site, including a professional-only publication and regularly produced webisodes of Salon City’s new TV program featuring original content.

We are in the final stages of development before going live with the new website, web show and Salon City Network (consisting of Salon City produced video programs that will appear as part of our online entertainment) in the fourth quarter of 2007.  All of our online initiatives will be self-funded (magazine advertising revenue). In 2008, the company will invite sponsors and advertisers to participate in the branding of their products in exchange for contractual agreements that may generate revenue. It is our opinion that the initial estimated cost for the planning and development of our new website, web show and Salon City Network will be under $100,000.

Projects Scheduled or in Development

The projects listed below will be self-funded during their developmental stages.  We intend to proceed in a conservative manner with regard to the financing of these projects and we estimate that the developmental costs at this stage will be under $100,000 per project. Therefore, we do not intend to launch these initiatives until we have the necessary contractual agreements and financial backing in place.

Salon City’s Beautymaker(1) Magazine

Our professional trade magazine, Beautymaker, scheduled for release in the first half of 2008, will be featured in selected salons and eventually distributed and sold by our network of distributors. Beautymaker features artists and educators from the industry and will attract the professional advertisers that we had to give up this year with our consumer focus. Beautymaker, currently in its design stages, will have an initial circulation per issue of up to 25,000 copies per region. The magazine is being prepared for its final design, which will be presented to prospective advertisers prior to its launch. Our aim is to strategically position the magazine to become a high sales volume publication with combined circulation in excess of hundreds of thousands of copies distributed in multiple regions to selected salons for their clients.

(1) Working title only, name yet to be finalized.

Salon City Network Affiliates (Professional Beauty Distributors)

We plan to establish a network of independent distributors across North America and internationally under the Salon City Network banner. Distributors will be selected and licensed to represent Salon City in an agreed to region. In exchange for a licensing fee they will pay to Salon City, these distributors will have the right to generate revenue by representing our products, events, and education in their local markets. In turn, they will be a source for local news and information, which will be fed into the network for dissemination through our various media outlets. We have held press events in local markets across the country in preparation to launch and expand the program. Salon City has long-standing relationships with salons and distributors in many markets, which we intend to target for our licensing partnerships. This initiative is scheduled for development in 2008 for an anticipated rollout in 2009.

Press Events, SunFun Conference and Salon City Expos

We currently produce Press Events around the United States. We have produced our SunFun Conference and other programs in the past in places such as Los Angeles, New York, Miami, and Las Vegas. Our aim is to bring beautymakers and consumers together to meet and share ideas, products and vision and to increase our revenues as a result of producing these types of venues. We are currently in the initial development stage to produce more of these events in 2008 – 2009. For this period, we are also in the initial stages of development to have our distribution partners sponsor local versions of these events in their respective regions. Our aim is to have the Salon City brand seen and experienced through these events, with initial emphasis being focused on domestic markets such as Los Angeles, New York, Washington, DC, Chicago, Dallas, Houston, Miami, Las Vegas and a host of other cities.

World Beautymaker Awards

We are in the initial discussion stages to develop an ‘original content’ awards event, the World Beautymaker Awards. The date for this event is being targeted for Fall 2009 in Hollywood. The World Beautymaker Awards will be preceded by local Beautymaker of the Year events in regional areas where we have distribution partners.  The event is devoted to recognizing people who positively contribute to society our basic core values of inner beauty, truth, and goodness. Our intention is to invite beautymakers and their clients, city mayors, heads of civic organizations, and local first responders, proactive celebrities, and local media. We have designed an originally sculpted award statuette of a beautiful woman holding a threefold flame (signifying inner light), standing on a pedestal with the words beauty, truth and goodness circling the perimeter. We intend to generate revenue from the licensing of this statuette's image and likeness as well as through event sponsorships, media syndication rights and local ‘Beautymaker of the Year’ awards programs.

Media Artists Group (MAG)

We have had a history of helping publicize individual salon professionals who have been members of our “media artists group,” MAG. These members are selected for their ability to communicate well and their desire to have recognition through Salon City's media outlets.  This is a paid for service and in the past has contributed to Salon City's revenue. We are in the early stages of development to reintroduce and expand the MAG program in 2009, following the anticipated year long rollout of our professional salon publication.

Future Projects

Salon City Press Club

In the past, we offered our “Salon City Press Club” services to those salon businesses who were seeking press and media exposure on a regular basis. We wrote and publicized informational news updates, which were seen in local area media outlets as well as our Salon City media outlets. We have yet to begin discussions on the reintroduction of these services until the anticipated rollout of the professional salon publication has taken place.

Product Manufacturing Partnerships

Salon City intends to have its own line of products.  In the future, Salon City will be looking to develop strategic marketing partnerships with companies that manufacture products that have synergy with Salon City's audience, media and promotional concepts, such as clothing, accessories, merchandising items and consumable goods that promote the Salon City brand. We envision a partnership whereby we will also feature our manufacturing partners products in our media and will have the opportunity to offer their goods and services through our future online marketplace, which is part of our plans for Saloncity.com (see Saloncity.com above under Projects Scheduled or In Development).

Salon City Society

We are contemplating the establishment a consumer group called Salon City Society in the next five years. We intend to collect "opt-in" data through our various media outlets and offer the group a membership opportunity that will provide benefits such as special invitations, product and service discounts and additional media products.  We envision generating revenue through membership fees and the groups' purchasing of Salon City products, services and programs.

Competition

The beauty and fashion magazine business can be highly competitive. We face broad competition for audiences and advertising revenue from other media companies that produce magazines, newspapers and online content. Overall competitive factors include product positioning, editorial quality, circulation, price and customer service. Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, and reader response to advertisers’ products and services. We compete with our competitors based upon the price of our magazine, the quality of the articles and information that we publish, and the design features of our magazines.

Salon City is currently sold in the women’s interest and lifestyle sections of retail outlets. Our point of difference is that we have attracted the beauty professionals, who are highly sought after by upscale advertisers, to our magazine; this highly sought after market has traditionally been considered one with strong barriers of entry. Moreover, we believe we appeal to a broad demographic of mainstream sophisticated consumers that many advertisers are seeking.

Employees

We currently have over 40 independent contractors working with the company, yet we are able to keep staffing costs to a minimum with only two full time employees. The 40 or so independent consultants work in numerous capacities in Salon City’s publishing, online, media and events.

We have never experienced any material labor disruption and believe that relations with our employees and independent contractors are good.

Going Concern Opinion

Overall, we have funded all of our cash needs from inception through September 30, 2007 with proceeds from issuances of common stock. For the nine months ended September 30, 2007 and 2006, we had revenues of $411,266 and $372,380, and a net loss of $(597,981) and $(127,804), respectively. For the year ended December 31, 2006 and the period January 4, 2005 (inception) through December 31, 2005, we had revenues of $404,681 and $380,543, and a net loss of $(2,533,681) and $(262,741), respectively. Our independent certified public accountants stated in their report on the 2006 financial statements that due to recurring losses from operations, there is substantial doubt about our ability to continue as a going concern. We believe that we are addressing the going concern issue in various ways. For the year ended December 31, 2006, we have seen advertising sales increase approximately 6% over the period January 4, 2005 (inception) through December 31, 2005 and approximately 10% for the nine months ended September 30, 2007 from the same period in 2006. We have signed two major distribution agreements, which we believe will provide improved profit margins. Because of our significant losses incurred since inception, we have become substantially dependent on loans from officers to fund operations.

In the event that our future operations are unable to generate sufficient cash flow to meet our requirements we will have to continue the sale of equity interests in the company and consider the possibility of a debt offering or bank loan, in addition to negotiating with strategic partners who could bring capital to our company.

Risk Factors

Our business depends upon the continued active participation of our president.

Our success is heavily dependent upon the continued active participation of our president, Steven Casciola.  Mr. Casciola has over twenty five years of experience in the beauty industry. The loss of Mr. Casciola’s services could have a material adverse effect upon the development of our business and its future growth. We currently do not have an employment agreement with Mr. Casciola. We do not carry a key-man life insurance policy on Mr. Casciola.

If we are unable to compete successfully against other businesses that sell the type of magazine that we sell, we could lose customers and our sales and profits may decline.

The sale of beauty magazines is highly competitive based on many factors, including name recognition, availability, store location and price. Competitors are abundant in this area.

Competitors include national magazines such as Vanity Fair, Vogue, Glamour and Cosmopolitan among many others on the newsstands. Although we believe we compete effectively on the basis of magazine quality, including the knowledge and expertise of our employees, availability, location and convenience, and price; some competitors may have competitive advantages, such as greater financial and marketing resources, connections with larger stores with bigger newsstands, longer operating histories, and more effective advertising. If we are unable to continue to develop competitive strategies, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

Market mergers among advertisers may negatively impact our business.

Some of our advertising revenues is currently generated from the professional salon industry and may be impacted due to mergers and acquisitions of numerous manufacturers and distributors. We do not know the lasting impact that these mergers will have. If professional magazine competitors are able to achieve better efficiencies relating to the mergers, there may be greater competitive pressures in certain cases where they have established relationships. We are addressing these challenges with creative content, multiple media opportunities and integrated branding campaigns that attract larger advertising clients, both professional and consumer.

War or acts of terrorism or the threat of either may negatively impact availability of magazine distribution and adversely impact our sales.

War, or acts of terrorism or the threat of either, may have a negative impact on our ability to distribute our magazines for sale in store newsstands. Some of our magazines are placed in other countries. If it becomes difficult or impossible to distribute inside our out of the United States, our sales and profit margins may be negatively affected.

Lack of adequate capitalization.

We will require additional funding over the next 12 months estimated to be equal to $1,000,000 to develop new business. Presently, we have only $88,055 worth of liquid assets with which to pay our expenses. Currently, our available and anticipated capital from our business operations would be sufficient to sustain us for 12 months. Although our officers will continue to loan us funds sufficient to sustain our current operations, they are under no legal obligation to do so.  If we are unable to secure additional working capital as needed, our ability to develop new business, increase sales, meet our operating and financing obligations as they become due or continue our business and operations could be in jeopardy.

In addition, we have no credit facility or other committed sources of capital sufficient to fund our business plan. We may be unable to establish credit arrangements on satisfactory terms. If capital resources are insufficient to meet our future capital requirements, we may have to raise funds to continue growth of our operations. To the extent that additional capital is raised through the sale of equity and/or debt securities, the issuance of such securities could result in dilution to our shareholders and/or increased debt service commitments. If adequate funds are not available, we may be unable to sufficiently develop our operations to become profitable.

We have several business initiatives that are in the development stage, which, if unsuccessful, could result in loss of profit.

Salon City Distribution Partners, Beautymaker Magazine and World Beautymaker Awards are all early stage business initiatives, which may or may not succeed.  There is a risk that these projects could be delayed, cancelled, or incur startup costs that are unrecoverable and would ultimately result in loss of profit.  In the event that future contracts involve any of these multimedia initiatives that Salon City is pursuing, there is a risk that if any one of the initiatives is delayed or cancelled, it could adversely affect the agreement with a particular advertiser or sponsor, which could affect overall revenues as a result.

We face aggressive, better-financed competitors, who could drive us out of business.

The beauty and media industries are filled with many aggressive competitors, a large number of whom have better resources and funding than we do. They compete with us for advertisers and content, and there is always a substantial risk that such competitors could take away so much of our advertising and content that it could hurt or even eliminate our business.

Our management currently owns, and will continue to own, a controlling share of our stock.

Currently, our management team of Steve and Annie Casciola collectively own approximately 814,000,000 shares of our common stock, representing approximately 83% of the outstanding 984,083,258 shares of our capital stock.

We only license the name “Salon City” from SC Communications pursuant to a license agreement and upon expiration of such agreement after a two year period, SC Communications has no obligation to continue providing such license under reasonable terms or at all.  Termination of our license to use the name “Salon City” would have a material adverse effect on our business.

SC Communications, an independent company controlled by Steven and Annie Casciola, our president and vice president, licenses the mark and name “Salon City” to us for use as our corporate name and in connection with our publications and beauty related promotions.  SC Communications is not obligated to continue providing such a license to us under reasonable terms or at all, other than for the current two year term.  There is a risk that SC Communications will deny us the use of the “Salon City” trademark at some point in the future and such trademark is the hallmark of our business. Any such denial would have a material adverse effect upon our business.

Market demand for our magazine or beauty products may diminish, thus hurting our business.

A major risk facing our expansion plans is that the current level of market acceptance and demand for our magazine could diminish significantly.

Future Dilution.

We intend to use our stock to acquire cash and services in the future, but there is no guarantee that this will occur.  It is absolutely critical that adequate capital be raised in order for us to realize our full business plan. If capital cannot be raised through an equity offering there is no guarantee that we will succeed. It is anticipated that the shares offered in a future offering, to raise additional capital, will dilute existing shareholders.

No Dividends.

We have no plans to pay dividends on our common stock, now or in the foreseeable future. Our stockholders may never receive a return on their investment.

Difficulty Managing Growth.

Management, though experienced in this field, is small and may not be able to handle fast growth in time to train additional managers. This could bring undue strain on us that could derail growth.

Our shares are designated as penny stock.

Our shares are designated as "penny stock" and thus may be more illiquid.  The SEC has adopted rules (Rules 15g-1 through l5g-9 of the Exchange Act) which regulate broker-dealer practices in connection with transactions in "penny stocks."  Penny stocks generally are any non-NASDAQ equity securities with a price of less than $5.00, subject to certain exceptions.  The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules.  Since our shares are subject to the penny stock rules, persons holding or receiving such shares may find it more difficult to sell their shares.  The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the shares and the ability of shareholders to sell their stock in any secondary market.

There is only limited trading of our common stock.

Although our common stock is quoted on over-the-counter market "pink sheets" under the ticker symbol SLON.PK, there is only limited trading of the stock and no assurance that trading volume will increase in the future. Therefore, the nature of our common stock is highly illiquid. Our shares are appropriate only for an investor who has no need for liquidity in the shares and who has adequate means of providing for his or her current needs and contingencies, even if the receipt of such shares results in a total loss to the shareholder.

The market for our shares is volatile.

The over-the-counter market for securities, such as the one on which our shares are quoted, has historically experienced extreme price and volume fluctuations during certain periods.  These broad market fluctuations and other factors, such as acceptance of our products, and trends in the beauty industry, and the investment markets generally, as well as economic conditions and quarterly variations in its results of operations, may adversely affect the market price of our common stock.

Our financial statements include a "Going Concern" Limitation.

Our financial statements have been prepared based upon the assumption that we will achieve a level of profitable operations and/or obtain new capital.  We have not yet established a source of revenues sufficient to cover our operating costs and allow us to continue as a going concern.  We had a net loss of $(597,981) and $(127,804) for the nine months ending September 30, 2007 and 2006, respectively, which raises substantial doubt as to whether we can continue as a going concern.  Our auditor has noted in the audit report that such factors raise substantial doubt about our ability to continue as a going concern.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

With the exception of historical facts stated herein, the matters discussed in this report are "forward looking" statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such "forward looking" statements include, but are not necessarily limited to, statements regarding anticipated levels of future revenues and earnings from our operations. Readers of this report are cautioned not to put undue reliance on "forward looking" statements, which are, by their nature, uncertain as reliable indicators of future performance. We disclaim any intent or obligation to publicly update these "forward looking" statements, whether because of new information, future events, or otherwise. In addition, the uncertainties include, but are not limited to, competitive conditions involving our markets.

We originally launched operations in the fall of 1997 as Salon City Press Club, which provided publicity and public relations services to salons and individuals. Salon City, Inc. was incorporated in the State of Nevada on January 4, 2005.  From 2001 through 2006, we published Salon City Star magazine – a trade/consumer magazine for salons, spas, and their clients. For the last six years Salon City Star was sold on selected newsstands in Southern California and New York City, mailed to high-grossing salons and nationally offered at no charge to salons by our network of distribution partners, known as Salon City Network.  Since March 2007, our redesigned and expanded consumer publication, Salon City magazine is printed, distributed and sold in approximately 4800 retail (major bookstores, airports, grocery and drug chains and newsstands) locations throughout the USA and Canada, and in additional locations internationally in over 30 countries, including, but not limited to, Australia, Dubai, Germany, Hong Kong, Italy, Mexico, New Zealand, Singapore and the United Kingdom.

We license the Salon City registered trademark from SC Communications, a sole proprietorship owned by current management. A copy of the license agreement is included as Exhibit 10.7 to our amendment to Form 10-SB filed on September 11, 2007.  In addition, SC Communications is pursuing registrations of the following intellectual property in the form of names: Beautymaker, Celebeauty, SunFun, Media Artist Group, Salon City Press Club and Salon City Network.  Currently there are no licenses agreements in place for these names; however, once the registrations are acquired, SC Communications and Salon City, Inc. intend to negotiate licensing arrangements for the use of these names at prevailing market rates.

RESULTS OF OPERATIONS

For the nine months ended September 30, 2007 and 2006 (unaudited)

Net Income / Loss

We had a net (loss) of $(597,981) and $(127,804) for the nine months ended September 30, 2007 and 2006, respectively. The net (loss) in these periods was due primarily to operational expenses, which were $515,451 and $262,846 for the nine months ended September 30, 2007 and 2006, respectively. It is also a function of revenues, cost of sales and other expenses as described in the upcoming paragraphs below.

We had a net (loss) of $(370,743) and $(78,930) for the three months ended September 30, 2007 and 2006, respectively. The net (loss) in these periods was due primarily to operational expenses, which were $372,613 and $146,128 for the three months ended September 30, 2007 and 2006, respectively. It is also a function of revenues, cost of sales and other expenses as described in the upcoming paragraphs below.

Revenue

We recorded revenues of $411,266 and $372,380 for the nine months ended September 30, 2007 and 2006, respectively. We recorded revenues of $182,302 and $182,279 for the three months ended September 30, 2007 and 2006, respectively. The increase in revenues was attributable to the launching of our redesigned trade magazine, Salon City Star, into a consumer publication (Salon City magazine) in the first quarter of 2007.  The ‘professional to consumer’ transition caused the loss of some ‘professional only’ advertisements at this time.  Also, international revenues were not reported to us as of September 30, 2007. According to our revenue policy, we do not record revenues from international distributorship until a report of the number of magazines sold is received from our distributors.

Cost of Goods Sold

Cost of goods sold for the nine months ended September 30, 2007 and 2006 were $463,537 and $216,862. Cost of goods sold for the three months ended September 30, 2007 and 2006 were $171,968 and $106,225. Gross margin decreased to a net loss in the three and nine months ended September 30, 2007 from a positive margin in the three and nine months ended September 30, 2006. The reason for the deterioration in gross margin for the three and nine months ended September 30, 2007 is due to the new magazine being more expensive to produce and revenues taking additional quarters to catch up with the new and expanded production.

Expenses

Operating expenses for the nine months ended September 30, 2007 and 2006 were $515,451 and $262,846, respectively. Operating expenses for the three months ended September 30, 2007 and 2006 were $373,613and $146,128, respectively. This was relatively constant between periods. Professional fees were one of the reasons for the increases in the nine month periods in that we issued $45,000 worth of our common shares for services rendered by a consultant during the three months ended March 31, 2007. The consultant provided advice to undertake for and consult with us concerning management, marketing, consulting, strategic planning, corporate organization and structure, financial matters in connection with the operation of our business, expansion of services, acquisitions and business opportunities, and review and advise us regarding its overall progress, needs and condition. We also issued 8,616,000 shares to consultants in the third quarter of 2007. We recorded compensation expense of $176,800 according to the closing stock prices on the dates of issuances. This approximated the fair value of services received. We also wrote off $60,442 in bad debts of trade accounts receivable during the three months ended September 30, 2007.

We also imputed $750 per month in free rent provided by our officer through our financial statements herein.

Several key factors influenced 2007's first and second quarter performance:

1.
Fountain Capital Fund did not fulfill its promise to place up to $3.5 million worth of ads and sponsorships by the end of 2006, resulting in some projects being delayed, other projects' budgets being diminished and others cancelled.

2.	The significant increase in startup costs to launch the new consumer Salon City magazine worldwide.

3.	Marketing and promotional costs to launch the multimedia platform of print, online, webisodes and events.

4.	The temporary loss of advertising revenue from advertisers who could not place professional-only trade show and product ads in a consumer magazine.

5.	There was a delay in derived revenue due to the transition of the last issue of the professional publication in December 2006 and consumer publication in March 2007.

Liquidity and Capital Resources

Net cash flows (used in) operating activities were $(231,485) and $(156,490) for the nine months ended September 30, 2007 and 2006, respectively. This was primarily attributable to net (losses), which were $(597,981) and $(127,804) for the nine months ended September 30, 2007 and 2006, respectively, offset by the non-cash charges for common shares issued for services rendered and bad debt write offs during the nine months ended September 30, 2007 only in the amount of $221,800 as discussed above.

Net cash flows used in investing activities for the nine months ending September 30, 2007 and 2006 were $1,433 and $-0-, respectively. The cash flows used in investing activities for the nine months ended September 30, 2007 was primarily used for the purchase of office related equipment in the amount of $1,433.

Net cash flows provided by financing activities were $249,911 and $299,057 for the nine months ended September 30, 2007, and 2006, respectively. This was mainly attributable to $46,037 in proceeds from the sale of common stock, to $147,212 in receipt of loans from an officer, and $56,662 in proceeds from bank loans for the nine months ended September 30, 2007.

Overall, we have funded all of our cash needs from inception through September 30, 2007 with proceeds from issuances of common stock and shareholder loans.

We will require additional funding over the next 12 months estimated to be equal to $1,000,000 to develop new business. Presently, we have only $106,309 worth of liquid assets with which to pay our expenses. Currently, our available and anticipated capital from our business operations would be sufficient to sustain us for 12 months. Although our officers will continue to loan us funds sufficient to sustain our current operations, they are under no legal obligation to do so.  If we are unable to secure additional working capital as needed, our ability to develop new business, increase sales, meet our operating and financing obligations as they become due or continue our business and operations could be in jeopardy.

We may also attempt to raise additional working capital through the sale of equity, debt or a combination of equity and debt.  We do not presently have any firm commitments for additional working capital and there are no assurances that such capital will be available to us when needed or upon terms and conditions which are acceptable to us. If we are able to secure additional working capital through the sale of equity securities, the ownership interests of our current stockholders will be diluted. If we raise additional working capital through the issuance of debt or additional dividend paying securities, our future interest and dividend expenses will increase.

If we are unable to secure additional working capital as needed, our ability to increase sales, meet our operating and financing obligations as they become due or continue our business and operations could be in jeopardy.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

For the years ended December 31, 2006 and 2005 (audited)

Net Loss

We had a net loss of $2,533,681 and $262,741, for the years ended December 31, 2006 and 2005, respectively. The net losses in these periods were due primarily to selling, general and administrative expenses, which were $2,660,344 and $32,703 for the years ended December 31, 2006 and 2005, respectively. The selling, general and administrative expenses for 2006 were higher than in 2005 due to $1,969,228 in common stock issued in 2006 for business consulting, marketing and advertising services rendered to us by consultants.

Revenue

We recorded revenues of $404,681 and $380,543 for the years ended December 31, 2006 and 2005, respectively.  Of the total revenues recorded for the years ended December 31, 2006 and 2005, $349,314 and $330,056, respectively, were from advertising income and $55,367 and $50,487, respectively, were from distributors, conference and other income.  The increase in revenues was attributable to increased advertisement rates in 2006 which increased in correlation to the increase in inflation.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2006 and 2005 were $278,018 and $210,581. Gross margin decreased to 31% in the three months ended March 31, 2007 from 45% in the year ended December 31, 2006. The reason for the deterioration in gross margin for the year ended December 31, 2006 is due the new magazine being more expensive to produce and revenues took an additional quarter to catch up with the new production.

Expenses

Operating expenses for the years ended December 31, 2006 and 2005 were $2,660,344 and $432,703, respectively. Professional fees were the primary reason for the increases in the respective periods in that we issued $1,969,228 and $326,700 worth of our common shares for services rendered during the years ended December 31, 2006 and 2005, respectively.

Liquidity and Capital Resources

Net cash flows provided by (used in) operating activities were $(188,447) and $68,770 for the years ended December 31, 2006 and 2005, respectively, primarily attributable to a net loss, which were $2,533,681, and $262,741 for the years ended December 31, 2006 and 2005, offset by the increases in accounts payable and common stock issued for services rendered in both periods.

Net cash flows used in investing activities for the years ending December 31, 2006 and 2005 were $856 and $5,467, respectively. There was $856 and $5,467 in cash flows used in investing activities for the years ended December 31, 2006 and 2005, respectively, that was used for the purchase of office and computer equipment.

Net cash flows provided by (used in) financing activities were $242,727, $(27,411) for the years ended December 31, 2006 and 2005, mainly attributable to loans to majority stockholders of $100,736 and $118,924 in the years ended December 31, 2006 and 2005, respectively. In addition, we received $345,000 and $47,013 in proceeds from the sales of our common stock in the years ended December 31, 2006 and 2005, respectively. During the year ended December 31, 2005 we received $44,500 in proceeds from bank loans.

Overall, we have funded all of our cash needs from inception through December 31, 2006 with proceeds from issuances of common stock.

We will require additional funding over the next 12 months estimated to be equal to $1,000,000 to develop new business. On December 31, 2006, we had cash of $89,316 on hand with which to pay our expenses. Currently, our available and anticipated capital from our business operations would be sufficient to sustain us for 12 months. Although our officers will continue to loan us funds sufficient to sustain our current operations, they are under no legal obligation to do so.  If we are unable to secure additional working capital as needed, our ability to develop new business, increase sales, meet our operating and financing obligations as they become due or continue our business and operations could be in jeopardy.

We may also attempt to raise additional working capital through the sale of equity, debt or a combination of equity and debt.  We do not presently have any firm commitments for additional working capital and there are no assurances that such capital will be available to us when needed or upon terms and conditions which are acceptable to us. If we are able to secure additional working capital through the sale of equity securities, the ownership interests of our current stockholders will be diluted. If we raise additional working capital through the issuance of debt or additional dividend paying securities, our future interest and dividend expenses will increase.

If we are unable to secure additional working capital as needed, our ability to increase sales, meet our operating and financing obligations as they become due or continue our business and operations could be in jeopardy.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

ITEM 3. DESCRIPTION OF PROPERTY

Currently we occupy approximately 1,000 square feet of sales and executive office space in West Hollywood, California that our President and majority shareholder has contributed to us free of charge. The effects of rent expense are immaterial to the financial statements taken as a whole and the imputed effects thereof are not credited to our additional paid in capital under generally accepted accounting principles. We do not have a written lease agreements, but rather occupy the space on a month-to-month basis. If we lost the use of our office and executive space, we believe we could replace the property at competitive rates. However, there is no certainty that our President and majority shareholder would pay for any new location.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of December 6, 2007, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class

Steven Casciola 909 North Palm Avenue Suite 311 West Hollywood, CA 90069	397,217,122 Direct	40.4%
Annie Casciola 909 North Palm Avenue Suite 311 West Hollywood, CA 90069	416,500,000 Direct	42.3%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class

Steven Casciola 909 North Palm Avenue Suite 311 West Hollywood, CA 90069	397,217,122 Direct	40.4%
Annie Casciola 909 North Palm Avenue Suite 311 West Hollywood, CA 90069	416,500,000 Direct	42.3%
All directors and officers as a group	813,717,122	82.7%
Total Outstanding	984,083,258	100.0%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our officers and directors are as follows:

Name	Age	Position

Steven Casciola	59	President and Director
Annie Casciola	56	Secretary and Director

Our Executive Officers

The following list describes our executive officers. Officers are elected by and serve at the discretion of the Board of Directors.

Steven Casciola, 59  — President and Chairman of the Board

Mr. Casciola has been in the professional beauty industry for over twenty five years. He was college trained in electrical engineering and business at Arizona State University (1966-1969). In 1973, in partnership with a hairdresser they opened two Seattle salons in the University District and Pike Street Market, and a show and educational company called Fashion Media. When the partnership dissolved in 1977, he continued to own and run Fashion Media until 1981, when he accepted a position in Los Angeles with Vidal Sassoon Inc. as Director of Sales of the Don Sullivan Division and as a Consultant to Vidal Sassoon Schools Division from 1981-1982.

After Vidal Sassoon was sold, Mr. Casciola continued to build his career in the beauty management business and accepted corporate positions as Creative Services Director for Image Laboratories from 1983-1986; Director of Sales and Marketing for Forsite Products, Inc. (exclusive distributor of Paul Mitchell in LA County) from 1988-1989; Director of Marketing and Sales (SoCal Distribution) for Lanza Laboratories, Inc. in 1990; National Sales Director for Alexia Alexander, Inc. from 1991-1994; Vice President of Sales and Marketing for Ed Wyse Beauty Supply, Inc. from 1994-1995; and Vice President of Marketing, Sales & Education for Mont Source, Inc. from 1995-1996.

In 1982 Mr. Casciola created SC Communications as his consulting firm, and through this company has performed media, marketing, and sales consulting for beauty industry clients.  Then in 1995, he went full time with SC Communications to begin the operations which have culminated in Salon City, Inc. today.

Annie Casciola, 56  — Vice President, Secretary and Director

Mrs. Casciola, wife of Steven Casciola, has been in the professional beauty industry over twenty five years. She was trained as a hairstylist at the Vidal Sassoon in London in or about 1980. She was Vidal Sassoon’s first woman barber for men in New York City, at the Vidal Sassoon barber shop on Fifth Avenue in Bonwit Teller, once one of New York’s most upscale department stores, in or about 1981, and worked as a professional stylist on the west coast. She currently represents Salon City as its founder and key spokesperson, traveling to shows, teaching and networking with media and industry leaders from around the world. She is also involved in day to day functions as Salon City’s Vice President and oversees education, customer service and events.

Other than these persons mentioned above, we have no significant employees.

Promoters and Control Persons

Steven and Annie Casciola may be considered control persons of us within the meaning of the rules promulgated under the Securities Act of 1933, as amended, by virtue of his and her share ownership, his and her ability to influence our activities, and his and her positions as our President and Vice President.

ITEM 6. EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of Salon City, Inc. during the years 2006 and 2005. The following table and the accompanying notes provide summary information for each of the last two fiscal years (we were incepted on January 4, 2005) concerning cash and non-cash compensation paid or accrued by Steven Casciola, our President and Annie Casciola, our Vice President.

 SUMMARY COMPENSATION TABLE

Annual Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Steven Casciola President	2006 2005	- - -	- - -	- - -	- - -	- - -	- - -	- - -
Annie Casciola Vice President	2006 2005	- - -	- - -	- - -	- - -	- - -	- - -	- - -

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the period from January 4, 2005 through present, one of our majority stockholders contributed the use of office space for our general operations, on a month-to-month basis, at a premises leased personally by one of our officers and majority stockholders. The effects of rent expense are immaterial to the financial statements taken as a whole and the imputed effects thereof are not credited to our additional paid in capital.

During the years ended December 31, 2006 and 2005, our officers and majority shareholders borrowed monies from us totaling $243,128. We opted to accept repayment in the form of shares of our common stock, which were retired back into our treasury. In December 2006, we accepted 12,156,400 shares of our common stock as full repayment of the entire amount borrowed. These shares were received by us on June 28, 2007.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 1,000,000,000 shares of common stock, $.001 par value, of which 984,083,258 shares are currently issued and outstanding. The holders of shares of common stock have one vote per share. None of the  shares  have preemptive or  cumulative voting  rights,  have any rights of redemption or are liable for  assessments  or  further  calls. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available, and upon liquidation of us to share pro rata in any distribution to shareholders.

At present we have approximately 110,200,668 shares that are freely tradable without a Securities Act legend pursuant to a Rule 504(b)(1).  An approximate 58,161,705 shares of common stock are entitled to be sold pursuant to Rule 144 since their one year holding period has expired, provided that the other requirements of the Rule are met.

Preferred Stock

We are authorized to issue 50,000,000 shares of preferred stock, $.001 par value, of which none is issued and outstanding. If issued, our preferred shares may include certain shareholder privileges to be determined by our board of directors such as cumulative dividend payments and conversion features.

Island Stock Transfer, 100 Second Avenue South, Suite 104N, St. Petersburg, Florida, 33701, is our transfer agent and registrar for our common stock.

Shares Eligible for Future Sale

We have 984,083,258 shares of common stock outstanding but of these shares, only 110,200,668 shares are freely tradable. These shares became freely tradable under Rule 144 based on the fact that they were owned for at least one year.  All of the remaining shares of common stock are "restricted  securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act"), unless registered under the Act (the "restricted shares").

In general, under Rule 144 as currently in effect, subject  to the satisfaction of certain conditions,  a person, including our affiliate (or persons whose shares are aggregated), who has owned restricted shares of common stock beneficially for at least one year is entitled to sell within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national  quotation  system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not  been an affiliate of us for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. Typically, Rule 144 transactions require a legal opinion that the conditions for a Rule 144 sale have been met.

Based on the foregoing, we estimate that 9,840,833 shares of common stock may be permitted to be sold every three month period under Rule 144.

Part II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our securities trade on the over-the-counter market "pink sheets." Our trading symbol is "SLON". On December 6, 2007, the closing price was $0.011. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the high and low range of closing prices for the quarterly periods indicated as reported by the National Quotation Bureau:

Closing

	High	Low
3/31/2005	-	-
6/30/2005	-	-
9/30/2005	-	-
12/31/2005	-	-

3/31/2006	-	-
6/30/2006	-	-
9/30/2006	3.00	.07
12/31/2006	.12	.01

3/31/2007	.03	.01
6/30/2007	.04	.01
9/30/2007	.07	.01

Upon effectiveness on this registration statement, we plan to seek a market maker to submit a 15c-2(11) application to the NASD to be approved for trading on the OTC Bulletin Board.

Holders

As of December 6, 2007, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 257.

Dividend Policy

We do not anticipate paying any cash dividends on our common stock in the  foreseeable future because we intend to retain our earnings to finance the expansion of our business. Thereafter, declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including without limitation our financial condition, capital requirements and business condition.

ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, in which we are involved. In addition, we are not aware of any pending or threatened legal proceedings in which entities affiliated with our officers, directors or beneficial owners are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

At inception, January 4, 2005, we issued 433,500,000 shares (86,700,000 pre-split) to Steven Casciola and 416,500,000 shares (83,300,000 pre-split) to Annie Casciola for their services in forming the corporation. On or about July 6, 2006, we increased our authorized common shares to 1,000,000,000.  In addition, we authorized 50,000,000 shares of convertible preferred stock to be issued, $.001 par value, with a conversion ratio to be set at a later date.  Our board of directors also enacted a 5 for 1 forward stock split on July 3, 2006.

On January 5, 2005, we entered into a Financial Advisory Services Agreement with A-Z Consulting, Inc.  Under the terms of the agreement, A-Z Consulting, Inc. has agreed to use its best efforts to assist us in registering our stock with the SEC, having our common stock publicly traded and to provide services that include, but are not limited to, the following:

•	Consultation and review of a 504 offering in Pennsylvania;
•	Assist with the preparation of Form D, board resolutions, subscription agreements and accredited investor questionnaires pursuant to a private exempt offering under Regulation D;
•	State Blue-Sky compliance;
•	Selection of an independent stock transfer agent; and
•	EDGAR services.

In exchange for these services, we paid A-Z $15,000 and issued 49,500,000 shares (9,900,000 pre-split) of our common stock. The shares issued were valued at the estimated value for the services received, $326,700 or $.033 per share. We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that this investor was accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On January 12, 2005, we entered into a Consulting Agreement with Garland E. Harris. Under the terms of the agreement, Garland Harris agreed to provide services that include, but are not limited to, the following:

•	Assistance with public relations and introductions to third-party public relations service providers;
•	Training on networking, product presentation, and public speaking skills;
•	Best practices training in functioning as CEO of a public company;
•	Training in investor relations functions and responsibilities; and
•	Advice on business development.

In exchange for these services, we paid Garland Harris $5,000 and issued 500,000 shares (100,000 pre-split) of our common stock. The shares issued were valued at the estimated value for the services received, $3,300 or $.033 per share. We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that this investor was accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On March 15, 2005, we issued 16,295,625 shares (3,259,125 pre-split) of common stock, at a value of $.033 per share, to 34 individuals pursuant to a Regulation D offering, for which we received barter credits(1) equaling an approximate value of $107,551.  We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

(1)
A barter transaction can involve an exchange of goods or services for other goods or services, or barter credits. In a transaction involving barter credits, a company exchanges an asset such as inventory for barter credits. The transaction might be done directly with another entity that will provide goods or services, or it might be done through a barter broker or network. In a barter network, goods or services are exchanged for barter credits or "trade dollars" that can be used to purchase goods or services from either the barter broker or members of the network. The goods and services to be purchased may be specified in a barter contract or may be limited to items made available by members of the network.  Source:  Joel Steinberg, CPA, “Accounting For Transactions Involving Barter Credits,” The CPA Journal, July 1999 Issue

Barter credits, or trade dollars, represent another form of currency, and this has been an acceptable form of currency recognized by the U.S. Securities and Exchange Commission, the Internal Revenue Service, and other governmental agencies.  Accordingly, we were able to fund our sale of stock by accepting barter credits.

On February 14, 2006, we entered into a Consulting Agreement with Alvin Mirman.  Under the terms of the agreement, Alvin Mirman agreed to provide services that include, but are not limited to, the following:

•	Assistance with strategic planning;
•	Conducting planning meetings with the investment community;
•	Assistance with designing a business plan and "growth-by-acquisition" strategy;
•	Assistance with the preparation of a corporate profile, fact sheets and shareholder letters; and
•	Advise on NASD filings.

In exchange for these services, we issued Alvin Mirman 3,125,000 shares (625,000 pre-split) of our common stock. The shares issued were valued at the estimated value for the services received, $20,625 or $.033 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On March 30, 2006, we sold 1,250,000 units, at ten cents ($.10) each, consisting of two shares of our common stock (total of 12,500,000 shares [2,500,000 pre-split]) and a warrant to purchase one share of our common stock at ten cents ($.10) per share to three individuals.  The warrants are exercisable for a period of five years and will have piggy-back registration rights as set forth in the Form of Warrant attached hereto.  We relied on the exemption provided under Regulation D, Rule 506 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On June 14, 2006, we entered into a Transfer Agent Agreement with Island Capital Management, LLC d/b/a Island Stock Transfer. Under the terms of the agreement, Island Stock Transfer agreed to provide services that include, but are not limited to, the following:

•	Assistance with establishing DTC eligibility for our securities;
•	Consulting on the initial design and layout of securities certificates;
•	Compiling and reviewing our shareholder lists;
•	Reconciling split and other reorganization items that may be required; and
•	Consulting on the rules and protocols governing the transfer of securities.

In exchange for these services, we issued Island Stock Transfer 500,000 shares (100,000 pre-split) of our common stock. The shares issued were valued at the estimated value for the services received, $15,000 or $.05 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On June 26, 2006, we entered into a consulting agreement with Capital Solutions, Inc. and Brian Battaglia.  Under the terms of the agreement, Capital Solutions, Inc. and Brian Battaglia agreed to provide services that include, but are not limited to, the following:

•	Assistance with financial planning, financings and other related financial activities;
•	Assist the CEO to reach his financial and revenue milestones;
•	For Brian Battaglia to be available to interface with our investment team; and
•	Assist with meeting and accelerating revenue goals for 2007, 2008 and 2009.

In exchange for these services, we issued Brian Battaglia 5,000,000 shares (625,000 pre-split) of our common stock. The shares issued were valued at the estimated value for the services received, $50,000 or $.05 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On July 3, 2006, we sold 2,200,000 units, at ten cents ($.10) each, consisting of two shares of our common stock (total of 22,000,000 shares [4,400,000 pre-split]) and a warrant to purchase one share of our common stock at ten cents ($.10) per share to six individuals.  The warrants are exercisable for a period of five years and will have piggy-back registration rights as set forth in the Form of Warrant attached hereto.  We relied on the exemption provided under Regulation D, Rule 506 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On July 27, 2006, we issued 18,000,000 shares of our common stock, at a value $.10 per share, to three individuals as follows: A-Z Consulting, Inc., 12,000,000 shares; David Koran, 4,500,000 shares; and Brian Battaglia, 1,500,000 shares.  These shares were issued in exchange for services that include, but are not limited to, the following:

•	Accounting services, including preparation of financial statements;
•	Assistance with all aspects of 15c2-11 filing with the NASD;
•	Assistance with keeping Pink Sheets disclosures up to date ;
•	Assistance with and advice on how to prepare corporate documents such as board resolutions and meeting minutes;
•	Assistance with obtaining CUSIP number
•	Assistance with the development of the Company's action plan;
•	Advice on modifying and updating business plan;
•	Assistance with the preparation of a PPM and SEC Form D in conjunction with a Regulation D, Rule 506 offering; and
•	Research on state Blue Sky compliance for Regulation D, Rule 506 offering.

We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On October 17, 2006, we issued 803,033 shares of common stock to seven individuals for consulting services rendered, valued at the estimated value for the services received, $80,803, or $.10 per share, pursuant to a Regulation D offering.  We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On February 22, 2007, we issued 3,000,000 shares of our common stock, at a value $.012 per share, to Brian Battaglia.  These shares were issued as a performance bonus for services rendered under the consulting agreement with Capital Solutions, Inc. and Brian Battaglia, dated June 26, 2006.  We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On July 6, 2007, we issued 200,000 shares of common stock to YT2K, Inc. and 200,000 shares of common stock to Starr Consulting, Inc. in exchange for an advance to the Company of $2,500 each to pay for legal services.  We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On July 11, 2007, we issued 16,000 shares of our common stock, at a value $.05 per share, to Jared Febbroriello, Esq. LL.M.  These shares were issued for legal services.  We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On July 24, 2007, we issued 2,000,000 shares of our common stock, at a value $.03 per share, to David Lefkowitz, Esq.  These shares were issued for legal services.  We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On August 31, 2007, we issued 5,000,000 shares of our common stock, at a value $.02 per share, to Northern Professional Advisors, Inc.  These shares were issued in exchange for services that include, but are not limited to, the following:

•	Assist with the preparation of the SEC Form 10-SB and board resolutions;
•	Assist with general corporate consulting; and
•	Perform such other services as the parties shall mutually agree to in writing.

We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offeree is an accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On September 26, 2007, we issued 1,600,000 shares of common stock to two individuals for consulting services rendered, valued at the estimated value for the services received, $16,000, or $.01 per share.  We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our bylaws provide for indemnification of each person (including the heirs, executors, administrators, or estate of such person) who is or was director and officer of the corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys’ fees, arising out of his or her status as a director, officer, agent, employee or representative. Nevada Revised Statute 78.7502 allows indemnification so long as the officers and directors acted in good faith.  The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled.  The corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs, and expenses, whether or not the corporation would have the legal power to indemnify them directly against such liability.  Such indemnification has the effect of reducing the liability of officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Part F/S

FINANCIAL SCHEDULES AND EXHIBITS

There are filed as part of this Form 10-SB the following:

Financial Statements. The financial statements filed as part of this Form 10-SB are indexed below and are included at page 32.

Unaudited Financial Statements for the nine months ended September 30, 2007 and 2006	29 - 31

Notes to Unaudited Financial Statements	32 - 35

Report of Independent Registered Public Accounting Firm	36

Balance Sheet as of December 31, 2006	37

Statements of Operations for the years ended December 31, 2006 and 2005	38

Statement of Changes in Stockholders' Deficit for the years ended December 31, 2006 and 2005	39

Statements of Cash Flows for the years ended December 31, 2006 and 2005	40

Notes to Financial Statements	41-51

SALON CITY, INC.
Balance Sheet
At September 30, 2007

Assets:
Current assets
Cash	$106,309
Accounts receivable less allowance for doubtful accounts of $45,505	67,238
Prepaid expenses	54,000

Total current assets	227,547

Fixed assets
Equipment	15,126
Accumulated depreciation	(15,126)

Total fixed assets	-

Total assets	$227,547

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable and accrued expenses	$379,225
Related party loan payable	147,212

Total current liabilities	526,437

Long-term bank loans payable	99,625

Total liabilities	626,062

Stockholders' Deficit
Common stock, (1,000,000,000 shares authorized, 984,083,258
shares issued and outstanding, par value $.001 per share)	984,083
Preferred stock, (50,000,000 shares authorized, no
shares issued and outstanding, par value $.001 per share)	-
Additional paid-in capital	2,254,933
Treasury stock	(243,128)
Retained deficit	(3,394,403)

Total stockholders' deficit	(398,515)

Total liabilities and stockholders' deficit	$287,989

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.
Statements of Operations
For the Three and Nine Months Ended September 30, 2007 and 2006

	For the Three Months				For the Nine Months
	Ended September 30,				Ended September 30,
	2007		2006		2007		2006

Advertising income		$182,302		$182,279		$411,126		$372,380
Distributors, conference and other income		-		-		140		-

Total revenue		182,302		182,279		411,266		372,380

Cost of goods sold		(171,968)		(106,225)		(463,537)		(216,862)

Gross profit (loss)		10,334		76,054		(52,271)		155,518

Selling, general and administrative expenses		372,613		146,128		515,451		262,846

Net ordinary (loss)		(362,279)		(70,074)		(567,722)		(107,328)

Interest expense		(8,464)		(8,856)		(30,259)		(20,476)

Net (loss)		$(370,743)		$(78,930)		$(597,981)		$(127,804)

Basic (loss) per share	$	*	$	*	$	*	$	*

Fully diluted (loss) per share	$	*	$	*	$	*	$	*

Weighted average shares outstanding		979,775,258		954,738,808		975,575,258		947,176,308

* = less than $.01 per share.

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.
Statements of Cash Flows
For the Nine Months ended September 30, 2007 and 2006

	Nine Months ended	Nine Months ended
	9/30/2007	9/30/2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(597,981)	$(127,804)
Adjustments to reconcile net (loss) to net cash
(used in) operating activities:
Depreciation	1,822	5,280
Par value of shares returned to treasury	12,156	-
Fair value of rent provided by officer	6,750	-
Common stock issued for services rendered	221,800	-
Bad debt writeoffs	60,442	-
(Increase) decrease in operating assets:
Accounts receivable	(57,905)	(40,006)
Other current assets and prepaid expenses	-	(71,142)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	174,216	77,182
Deferred revenue	(52,785)	-
NET CASH (USED IN) OPERATING ACTIVITIES	(231,485)	(156,490)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(1,433)	-
NET CASH (USED IN) INVESTING ACTIVITIES	(1,433)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock to investors	46,037	300,218
Receipt of loans from officer	147,212	-
Proceeds from bank loans	56,662	-
Repayments of bank loans	-	(1,161)
NET CASH PROVIDED BY FINANCING ACTIVITIES	249,911	299,057

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,993	142,567

CASH AND CASH EQUIVALENTS:
Beginning of period	89,316	27,507

End of period	$106,309	$170,074

SUPPLEMENTAL CASH FLOW DISCLOSURES AND NON-CASH
FINANCING INFORMATION:
Cash paid during the period for interest	$30,258	$20,476
Cash paid during the period for income taxes	$-	$-
Receipt of 12,156,400 common shares from officer in payment of officer loan	$243,128	$-

The accompanying notes are an integral part of these financial statements

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
SEPTEMBER 30, 2007 (UNAUDITED)

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at September 30, 2007 and the results of operations for the period ended September 30, 2007.

Management’s Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments– The carrying amounts of financial instruments including accounts receivable, other current assets, equipment and related depreciation, accounts payable and accrued expenses and bank loans payable approximated fair value because of the immediate short-term maturity of these instruments.

Income Taxes– Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss-carry forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions less the effects of accelerated depreciation for the federal government. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
SEPTEMBER 30, 2007 (UNAUDITED)

NOTE A - BASIS OF PRESENTATION (CONTINUED)

Earnings (Loss) Per Share - The Company reports earnings (loss) per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the periods presented. There were no adjustments required to net income for the period presented in the computation of diluted earnings per share. There were no common stock equivalents (CSE) necessary for the computation of diluted loss per share.

Fixed Assets– Fixed assets are recorded at cost and include expenditures that substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method. Depreciation of property and equipment is calculated over the management prescribed recovery periods, which range from 5 years for equipment to 7 years for furniture and fixtures.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as a gain or loss.

Advertising Costs - Advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs.

Revenue Recognition -

Advertising Revenue - Revenue from advertising is recognized when advertising services are earned and measurable based upon completed performance. For advertising services, performance becomes complete when the actual printing of the magazine is finished and the customer is billed with accompanied proof of printing.

Distributor Revenue - Revenue from distributors for retail sales of publications is recognized at the point it is earned and measurable based upon completed performance. For revenue from distributors, performance becomes complete at a subsequent date when the distributor reports the actual number of publication units sold.

Conference Revenue - Conference revenue is earned and measurable based upon completed performance, unless it is for non-refundable deposits related to ticket sales and sponsorships. Performance becomes complete for conferences at the end of the conference.

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
SEPTEMBER 30, 2007 (UNAUDITED)

NOTE A - BASIS OF PRESENTATION (CONTINUED)

Revenue Recognition (Continued)
All revenue transactions are reviewed for credit worthiness prior to commencement of the revenue process.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the year covered in the financial statements.

Long-Lived Assets - In accordance with SFAS No. 144, the Company reviews and evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, including those noted above, the Company compares the assets’ carrying amounts against the estimated undiscounted cash flows to be generated by those assets over their estimated useful lives. If the carrying amounts are greater than the undiscounted cash flows, the fair values of those assets are estimated by discounting the projected cash flows. Any excess of the carrying amounts over the fair values are recorded as impairments in that fiscal period.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Recent Accounting Pronouncements - On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. Management is currently evaluating the impact of SFAS 159, if any, on the Company’s financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
SEPTEMBER 30, 2007 (UNAUDITED)

NOTE B – EQUITY

During the nine months ended September 30, 2007, the Company issued 11,616,000 common shares to outside consultants for payment of services during this period. The transactions were valued at the stock prices on the dates of issuances ranging from $.01 to $.05 per share. $221,800 was expensed and is included in the accompanying statements of operations. This amount also reasonably approximates the fair market value of services received.

During the nine months ended September 30, 2007, the Company collected 12,156,400 of the Company’s officer and majority shareholder’s common shares in payment of a receivable from the officer in the amount of $243,128. These shares were recorded as treasury stock in the accompanying balance sheet at September 30, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Salon City, Inc.

We have audited the accompanying balance sheet of Salon City, Inc. (the “Company”) as of December 31, 2006 and related statements of operations, stockholders’ deficit, and cash flows for the year ending December 31, 2006 and for the period January 4, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of salon City, Inc. (a Nevada corporation) as of December 31, 2006 and the results of its operations and its cash flows for year ended December 31, 2006 and for the period January 4, 2005 to December 31, 2005 (inception) in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has a deficit book value and a negative cash flow from operations that have placed substantial doubt as to whether the Company can continue as a going concern. The ability of the Company to continue as a going concern is dependent on increasing revenues, and obtaining new capital. Management has enacted a plan to raise capital and increase sales.

/s/ LAKE & ASSOCIATES CPA’S LLC
LAKE & ASSOCIATES CPA’S LLC
BOCA RATON FLORIDA

July 3, 2007

SALON CITY, INC.
Balance Sheet
As of December 31, 2006

Assets
Current assets
Cash	$89,316
Accounts receivable-net	69,775
Prepaid Expenses	54,000

Total current assets	213,091

Fixed assets
Equipment	16,389
Accumulated depreciation	(16,000)

Total fixed assets	389

Total assets	$213,480

Liabilities and Stockholders' (Deficit)
Current liabilities

Accounts payable and accrued expenses	$205,009
Deferred Revenue	52,785
Note payable - current portion	20,000

Total current liabilities	277,794

Long-term bank loans payable	22,963

Total liabilities	300,757

Stockholders' (Deficit)
Preferred stock, (50,000,000 shares authorized, 0 shares
issued or outstanding, par value $ .001 per share)	-
Common stock, (1,000,000,000 shares authorized, 979,223,658 shares
issued and 967,067,258 outstanding, par value $.001 per share)	979,224
Additional paid-in capital	1,973,049
Treasury Stock	(243,128)
Retained deficit	(2,796,422)

Total stockholders' (Deficit)	(87,277)

Total liabilities and stockholders' (Deficit)	$213,480

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.
Statement of Operations
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

	2006	2005
Revenues
Advertising income	$349,314	$330,056
Distributors, conference and other income	55,367	50,487

Total revenue	404,681	380,543

Cost of goods sold	(278,018)	(210,581)

Gross Profit	126,663	169,962

Operating Expenses
Selling, general and administrative expenses	(2,660,344)	(432,703)

Net (Loss) Before Taxes	(2,533,681)	(262,741)

Income Tax Expense	-	-

Net (Loss)	$(2,533,681)	$(262,741)

Net Loss Per Common Share
Basic and fully diluted	**	**
** Less than .01

Weighted Average Common Shares Outstanding	944,890,986	890,042,596

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.
Statement of Stockholders' Equity (Deficit)
For the Year Ended December 31, 2006 and the Period January 4, 2005(inception) thru December 31, 2005

	Preferred Stock		Common Stock		Additional	Treasury	Stock
Par Value $.001					Paid in	Stock	Subscriptions	Retained
	Shares	Amount	Shares	Amount	Capital		Receivable	(Deficit)	Total

Founders Stock Issued	-	$-	850,000,000	$850,000	$(835,001)	$-	$-	$-	$14,999
Issuance of stock for services	-	-	49,500,000	49,500	277,200	-	-	-	326,700
Fair vlaue of rent provided by officer	-	-	-	-	9,000	-	-	-	9,000
Proceeds from issuance of shares	-	-	16,295,625	16,296	91,255	-	(107,551)	-	(0)
Net (loss) for the year	-	-	-	-	-	-	-	(262,741)	(262,741)

Balances, December 31, 2005	-	$-	915,795,625	$915,796	$(457,546)	$-	$(107,551)	$(262,741)	$87,958

Proceeds from issuance of shares	-	-	34,500,000	34,500	310,500	-	-	-	345,000
Issuance of stock for services	-	-	28,928,033	28,928	1,940,300	-	-	-	1,969,228
Fair value of rent provided by officer	-	-	-	-	9,000	-	-	-	9,000
Stock subscription uncollectible	-	-	-	-	-	-	107,551	-	107,551
Issuance of warrants for financing	-	-	-	-	170,795	-	-	-	170,795
Shares returned to the treasury	-	-	-	-	-	(243,128)	-	-	(243,128)
Net (loss) for the year	-	$-	-	-	-	-	-	(2,533,681)	(2,533,681)

Balances, December 31, 2006	-	$-	979,223,658	$979,224	$1,973,049	$(243,128)	$-	$(2,796,422)	$(87,277)

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,533,681)	$(262,741)
Adjustments to reconcile net (loss) to net cash
(used in) operating activities:
Common stock issued for services	1,969,228	326,700
Uncollectible subscription receivable	107,551
Rent provided by officer	9,000	9,000
Warrants issued for financing / services	170,795	-
Allowance for doubtful accounts	35,292	-
Depreciation	6,000	5,000
(Increase) decrease in operating assets:
Accounts receivable	(62,180)	(9,357)
Prepaid expenses and other assets	(52,178)	(202)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	108,941	370
Deferred Revenue	52,785	-
NET CASH (USED IN) OPERATING ACTIVITIES	(188,447)	68,770

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(856)	(5,467)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(856)	(5,467)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	345,000	47,013
Loans to officer	(100,736)	(118,924)
Proceeds from bank loans	-	44,500
Repayments of bank loans	(1,537)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	242,727	(27,411)

NET INCREASE IN CASH AND CASH EQUIVALENTS	53,424	35,892

CASH AND CASH EQUIVALENTS:
Beginning of year	35,892	-

End of year	$89,316	$35,892

SUPPLEMENTAL CASH FLOW DISCLOSURES AND NON-CASH
FINANCING INFORMATION:
Common stock issued for services	$1,969,228	$326,700
Treasury Stock acquired in exchange for Officer Loan	$243,128	$-
Cash paid during the year for interest	$4,948	$2,917
Cash paid during the year for income taxes	$-	$-
Common stock subscribed during the year	$-	$107,551

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity– Salon City, Inc. (the “Company”) was incorporated under the laws of the State of Nevada on January 4, 2005. The Company originally launched operations in the fall of 1997 as Salon City Press Club, which provided publicity and public relations services to salons and individuals. In 2001, the Company began publishing Salon City Star magazine – a trade/consumer magazine for salons, spas, and their clients. For the last five years Salon City Star was sold on selected newsstands in Southern California and New York City, mailed to high-grossing salons and nationally offered at no charge to salons by our network of beauty distributors, known as Salon City Network.

Basis of Presentation - The financial statements included herein include the accounts of Salon City, Inc. prepared under the accrual basis of accounting.

Management’s Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments– The carrying amounts of financial instruments including accounts receivable, prepaid expenses, fixed assets, accounts payable and accrued expenses, and deferred revenue are approximated at fair value because of the immediate short-term maturity of these instruments.

Income Taxes– Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss carry-forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions less the effects of accelerated depreciation for the federal government. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (Loss) Per Share - The Company reports earnings (loss) per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the periods presented. There were no adjustments required to net income for the period presented in the computation of diluted earnings per share. There were no common stock equivalents (CSE) necessary for the computation of diluted loss per share.

Fixed Assets– Fixed assets are recorded at cost and include expenditures that substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method. Depreciation of equipment is calculated over the management prescribed recovery periods, which range from 5 years for equipment to 7 years for furniture and fixtures.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as a gain or loss.

Advertising Costs - Advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs.

Revenue Recognition (according to generally accepted accounting practices) -

Advertising Revenue - Revenue from advertising is recognized when advertising services are earned and measurable based upon completed performance. For advertising services, performance becomes complete when the actual printing of the magazine is finished and the customer is billed with accompanied proof of printing.

Distributor Revenue - Revenue from distributors for retail sales of publications is recognized at the point it is earned and measurable based upon completed performance. For revenue from distributors, performance becomes complete at a subsequent date when the distributor reports the actual number of publication units sold.

Conference Revenue - Conference revenue is earned and measurable based upon completed performance, unless it is for non-refundable deposits related to ticket sales and sponsorships. Performance becomes complete for conferences at the end of the conference.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (cont.) - All revenue transactions are reviewed for credit worthiness prior to commencement of the revenue process.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the year covered in the financial statements.

Long-Lived Assets - In accordance with SFAS No. 144, the Company reviews and evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, including those noted above, the Company compares the assets’ carrying amounts against the estimated undiscounted cash flows to be generated by those assets over their estimated useful lives. If the carrying amounts are greater than the undiscounted cash flows, the fair values of those assets are estimated by discounting the projected cash flows. Any excess of the carrying amounts over the fair values are recorded as impairments in that fiscal period.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable represent amounts billed for goods sold that have not yet been collected.  Accounts receivable are stated at estimated net realizable value.  Accounts receivable are comprised of balances due from customers net of estimated allowances for uncollectible accounts.  In determining the collectibility of the account, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances.

Stock-Based Compensation - The Company accounts for stock-based compensation using the fair value method of Financial Accounting Standard No. 123R. Common shares issued for services rendered by a third party (both employees and non-employees) are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable. The Company accounts for options and warrants under the same authoritative guidance using the Black-Scholes Option Pricing Model.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements - In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155, permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities.  FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007, and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The adoption of FIN 48 is not expected to have a material impact on the Company’s results of operations or financial position.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (cont.) - In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis.  In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant.  The disclosure of those taxes can be done on an aggregate basis.  EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007. The adoption of EITF Issue No. 06-3 is not expected to have a material impact on the Company’s results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No.108 (“SAB No. 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”. SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the fiscal year beginning November 15, 2006. The company has adopted SAB No. 108 effective for the year end December 31, 2006.  Any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements. Restatement requires that:
a. The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented.
b. An offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.
c. Financial statements for each individual prior period presented shall be adjusted to reflect correction of the period-specific effects of the error.

In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

Recent Accounting Pronouncements (cont.) - An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement.

In September 2006, the FASB issued SFAS No. 157 and No. 158.  Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

Statement No. 158 is an amendment of FASB Statements No. 87, 88, 106, and 132(R). It improves financial reporting by requiring an employer to recognize the over funded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

The Company does not expect application of SFAS No. 156, 157 and 158 to have a material effect on its financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115  (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities, including not-for-profit organizations. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The FASB’s stated objective in issuing this standard is as follows: “to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.”

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

Recent Accounting Pronouncements (cont.) - The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. A not-for-profit organization will report unrealized gains and losses in its statement of activities or similar statement. The fair value option: (i) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to instruments and not to portions of instruments.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). We are currently assessing the impact of SFAS 159 on our financial statements.

NOTE 2 – STOCKHOLDERS’ EQUITY

During the years ended December 31, 2006 and 2005, the Company issued 34,500,000 and 16,295,625 common shares in exchange for $345,000 and $47,013 in cash collections, respectively, from the sale thereof pursuant to a private placement to accredited investors made under Regulation 504.

During the years ended December 31, 2006 and 2005, 28,928,033 and 49,500,000 common shares, respectively, were issued to various consultants in exchange for services rendered.

During the years ended December 31, 2005, 850,000,000 common shares were issued to our founding officers in exchange for services rendered.

In July of 2006, the Company legally amended its Articles of Incorporation to increase its authorized common shares to 1,000,000,000 shares with a par value of $.001 per share. In addition, the Company authorized 50,000,000 shares of preferred stock with a par value of $.001 per share. Also, in July of 2006, the Company performed a five for one forward split on its common stock. The financial statements herein include the effects thereof.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 3 - GOING CONCERN

As shown in the accompanying financial statements, the Company has suffered recurring losses from operation to date. The Company has a net loss and negative cash flows from operations of $2,533,681 and $188,447 for the year ending December 31, 2006, respectively. These factors raise substantial doubt about its ability to continue as a going concern.

Management's plans in regard to this matter are to raise equity capital and seek strategic relationships and alliances in order to increase revenues in an effort to generate positive cash flow. Additionally, we must continue to rely upon equity infusions from investors in order to improve liquidity and sustain operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 - INCOME TAXES

The Company has approximately $638,399 of net operating losses available that expire in various years through the year 2025.

Due to operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2006 and 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company’s deferred tax asset at December 31, 2006 consists of net operating loss carry forwards calculated using federal and state effective tax rates. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $130,784 for the year ended December 31, 2006.

At December 31, 2006, the approximate deferred tax assets were as follows:

      2006                           2005
Net operating loss carry forwards                                          $  217,056                    $  86,272
Less: valuation allowance                                                      $ (217,056)                   $(86,272)

Deferred tax asset                                                                $        -0-                    $        -0-

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 5 - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2006 and 2005 is summarized as follows:

Cash paid during the years ended December 31, 2006 and 2005 for interest and income taxes:

2006                       2005
Income Taxes                                                                                    $    -0-                         -0-
Interest                                                                                              $4,948                   $  2,917

NOTE 6 - SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas, and major customers. The Company determined that it had the following separately reportable operating segments as of December 31, 2006 and 2005:

    2006                             2005
Advertising                                                               $349,314                       $330,056
Distributors, conference and other income                  $  55,367                       $  50,487
TOTALS                                                        $404,681                       $ 380,543

NOTE 7 – WARRANTS

The Company issued 6,900,000 stock warrants during the year 2006. No warrants were issued in 2005.  These warrants expire on June 30, 2011 and the exercise price is $.10 per warrant. No warrants expired during 2006.

During the year ended December 31, 2006, the Company recorded an expense of $170,795, equal to the estimated fair value of the options at the date of grants. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 4.5% risk-free interest, 0% dividend yield, 55% volatility, and a life of five years. The remaining life of the warrants as of December 31, 2006 is 4.5 years.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 8 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2006 and 2005, the Company’s officers and majority shareholders borrowed monies from the Company. In December of 2006, the Company was fully repaid the entire amount and no balance exists as of December 31, 2006.

NOTE 9 – COMMITMENTS

The Company has no written lease for its sales and executive offices in West Hollywood, California. The Company operates its offices under a lease signed personally by one of its officers and majority shareholders. The effects of gratuitous rent expense have been imputed in the accompanying financial statements and credited to the Company’s additional paid in capital under generally accepted accounting principles.

NOTE 10 – LONG-TERM BANK LOANS PAYABLE

Notes payable at December 31, 2006 consist of the following:

Note payable to an unrelated bank bearing 14.75% interest,
secured by a personal guarantee from the Company’s officer
and majority shareholder. No monthly payments of
principal required, only monthly interest payments, and
maturity date of September 14, 2011.                                                                                                                                $22,937

Demand line of credit payable to an unrelated bank bearing
interest of the Wall Street Journal rate plus 2.00%, unsecured.
No monthly payments of principal required, only monthly
interest payments, and no maturity date.                                                                                                                            $20,000

Principal maturities of notes payable as of December 31, 2006 for the next five years and thereafter is as follows:

2007                                                      $     20,000
2008                                                      $          -0-
2009                                                      $          -0-
2010                                                      $          -0-
2011                                                      $     22,937

Total                                                      $     42,937

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 11-TRADE ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based on historical write-off experience, current market trends and, for larger accounts, the ability to pay outstanding balances. The Company continually reviews its allowance for doubtful accounts. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. In addition, the Company maintains a general reserve for all invoices by applying a percentage based on the age category. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote.

Changes in the allowance for doubtful accounts are as follows:

	2006	2005
Beginning balance	$-0-	-0-
Provision for doubtful accounts	35,292
Write-offs	-0-
Ending balance	$35,292	-0-

Part III

ITEM 1.  INDEX TO EXHIBITS

3.1	Articles of incorporation filed on January 4, 2005 (1)

3.2	Articles of amendment for increase in number of authorized common shares and to authorize preferred shares as filed July 6, 2006 (1)

3.3	By-laws (1)

4.	Form of stock certificate (1)

10.1	Consulting Agreement with Capital Solutions, Inc. dated June 26, 2006 and related modification thereto (1)

10.2	Consulting Agreement with Garland E. Harris dated January 12, 2005 (1)

10.3	Financial Advisory Agreement with Northern Professional Advisors, Inc. dated March 10, 2007 (1)

10.4	Form of Series A Warrant (1)

10.5	Transfer Agent Agreement with Island Stock Transfer (1)

10.6	Consulting Agreement with Alvin Mirman (1)

10.7	License Agreement between SC Communications and Salon City, Inc. for trademarks and service marks Salon City dated September 7, 2007 (2)

10.8	Agreement between Salon City, Inc. and Time/Warner Retail Sales & Marketing Inc. dated November 24, 2006 (3) (4)

10.9	Distribution Agreement between Salon City, Inc. and Kable Distribution Services, Inc. dated February 15, 2007 (3) (4)

99.1	Title 7 of Chapter 78 of the Nevada Statutes addressing Indemnification (1)

(1)	Incorporated by reference from the original Form 10-SB filed on July 16, 2007.
(2)	Incorporated by reference from our Amendment No. 1 to Form 10-SB filed on September 11, 2007.
(3)	Portions of this exhibit have been omitted and separately filed with the Commission with a request for confidential treatment.
(4)	Incorporated by reference from our Amendment No. 2 to Form 10-SB filed on October 26, 2007.

SIGNATURES

    In  accordance  with  Section 12 of the  Securities  Exchange  Act of 1934, the Registrant  caused this  registration  statement  to be signed on its behalf the undersigned thereto duly authorized.

                                                                                                        SALON CITY, INC.

 Dated: December 6, 2007                                                                BY: /s/ Steven A. Casciola
                                                                                                               Steven A. Casciola, President

                                                                                                               /s/ Annie Casciola
                                                                                                               Annie Casciola, Vice President